Exhibit 99.4

                                  METALINK LTD.

                          UNAUDITED PRO FORMA CONDENSED

                          COMBINED FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2009


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           UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

     The following unaudited condensed combined pro forma financial statements for the year ended December 31, 2009 reflect the historical results of Metalink Ltd, adjusted to give effect to the disposition of the WLAN business to Lantiq.

     We derived this information from the audited consolidated financial statements of Metalink Ltd for the year ended December 31, 2009. This information should be read together with our consolidated financial statements and related notes included elsewhere in this Form 6-K.

     The following unaudited pro forma condensed balance sheet as of December 31, 2009 adjusted to give pro forma effect to the disposition of the WLAN business to Lantiq as if it had occurred on December 31, 2009. The following unaudited pro forma condensed results of operations for the year ending December 31, 2009 adjusted to give pro forma effect to the disposition of the WLAN business to Lantiq as if it had occurred on January 1, 2009.

     The pro forma adjustments are preliminary, and the unaudited pro forma condensed combined financial statements are not necessarily indicative of the financial position or results of operations that may have actually occurred had the disposition taken place on the dates noted, or the future financial position or operating results of Metalink Ltd. The pro forma adjustments are based upon available information and assumptions that we believe are reasonable. Any material change in estimates would materially impact results of operations after the disposition.


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PRO-FORMA INFORMATION

The following Pro forma statement relates to the balance sheet of the Company as of December 31, 2009 as if the sale of the wireless local area network (WLAN) business to Lantiq had occurred on December 31, 2009.

                                  METALINK LTD.

                           CONSOLIDATED BALANCE SHEETS
                            U.S. DOLLARS IN THOUSANDS


                                                                                                  DECEMBER 31, 2009
                                                                                        -------------------------------------
                                                                                         2 0 0 9      ADJUSTMENT     2 0 0 9
                                                                                        ---------     ---------     ---------
                                                                                        AUDITED (1) UNAUDITED (2) UNAUDITED (3)
                                                                                        -------------------------------------

ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                                             $   2,273        5,700(7)   $   7,973
  Trade accounts receivable                                                                   461         (461)             -
  Other receivables                                                                           602        2,812          3,414
  Prepaid expenses                                                                             88          (54)            34
  Inventories                                                                               1,068         (771)           297
                                                                                        ---------                   ---------
     Total current assets                                                                   4,492                      11,718
                                                                                        ---------                   ---------

SEVERANCE PAY FUND                                                                          1,229       (1,083)           146
                                                                                        ---------                   ---------

PROPERTY AND EQUIPMENT, NET                                                                 2,145       (2,045)           100
                                                                                        =========                   =========

     Total assets                                                                       $   7,866                   $  11,964
                                                                                        =========                   =========

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
CURRENT LIABILITIES
  Trade accounts payable                                                                $   1,542         (305)     $   1,237
  Other payables and accrued expenses                                                       3,239         (690)         2,549
  Short-term loan                                                                           4,100                       4,100
  Warrants to issue shares                                                                    289                         289
                                                                                        ---------                   ---------
     Total current liabilities                                                              9,170                       8,175
                                                                                        ---------                   ---------

ACCRUED SEVERANCE PAY                                                                       1,798       (1,350)           448
                                                                                        ---------                   ---------

SHAREHOLDERS' EQUITY (DEFICIENCY)
  Ordinary shares of NIS 0.1 par value (Authorized - 50,000,000 shares, issued and
    outstanding 26,637,232 shares as of December 31, 2009)                                    759                         759
  Additional paid-in capital                                                              157,692                     157,692
  Accumulated deficit                                                                    (151,668)       6,443       (145,225)
                                                                                        ---------                   ---------
                                                                                            6,783                      13,226
                                                                                        ---------                   ---------
  Treasury stock, at cost; 898,500 shares as of
    December 31, 2009                                                                      (9,885)                     (9,885)
                                                                                        ---------                   ---------
  Total shareholders' equity (deficiency)                                                  (3,102)                      3,341
                                                                                        =========                   =========

       Total liabilities and shareholders' equity (deficiency)                          $   7,866                   $  11,964
                                                                                        =========                   =========


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PRO-FORMA INFORMATION

The following Pro forma statement relates to the results of operations of the Company for the year ending December 31, 2009 as if the sale of the wireless local area network (WLAN) business to Lantiq had occurred on January 1, 2009.

                                 METALINK LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)


                                                                     YEAR ENDED DECEMBER 31,
                                                           ----------------------------------------
                                                              2 0 0 9     ADJUSTMENT     2 0 0 9
                                                           ------------  ------------  ------------
                                                           AUDITED (4)  UNAUDITED (5)  UNAUDITED (6)
                                                           ----------------------------------------

  Revenues                                                 $      4,916        (1,628) $      3,288
                                                           ------------                ------------
  Cost of revenues:
    Costs and expenses                                            3,174        (2,146)        1,028
    Royalties to the Government of Israel                           160           (63)           97
                                                           ------------                ------------
         Total cost of revenues                                   3,334                       1,125
                                                           ============                ============


    GROSS PROFIT                                                  1,582                       2,163

  Operating expenses:
    Gross research and development                                9,627        (9,627)            -
    Less - Royalty bearing and other grants                       1,898        (1,898)            -
                                                           ------------                ------------
    Research and development, net                                 7,729                           -
                                                           ------------                ------------
    Selling and marketing                                         1,397        (1,397)            -
    General and administrative                                    2,416           (94)        2,322
                                                           ------------                ------------
         Total operating expenses                                11,542                       2,322
                                                           ============                ============


    OPERATING LOSS                                               (9,960)                       (159)

  Financial expenses, net                                        (3,494)                     (3,494)
                                                           ------------                ------------

    NET LOSS                                               $    (13,454)               $     (3,653)
                                                           ============                ============

  Loss per ordinary share:
    Basic                                                  $      (0.54)               $     (0.147)
                                                           ============                ============
    Diluted                                                $      (0.54)               $     (0.147)
                                                           ============                ============

  Shares used in computing loss per ordinary share:
    Basic                                                    24,828,636                  24,828,636
                                                           ============                ============
    Diluted                                                  24,828,636                  24,828,636
                                                           ============                ============


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                                  METALINK LTD.

      NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

On February 15, 2010 the Company completed the sale of the wireless local area network (WLAN) business to Lantiq, a newly-formed fabless semiconductor company funded by Golden Gate Capital for up to $16,500 in cash as follows:

     o $5,700 was paid concurrently with the closing, of which $3,750 was used to repay the first installment under Metalink's loan agreement with an institutional investor.

     o $812 was paid on March 31, 2010; and $2,000 to be paid in four installments throughout the year 2010;

     o Earn-out payments of up to an aggregate of $8,000, contingent upon the acquired business' achievement of specified performance targets through March 2012.

1) The audited financial data in the balance sheets is identical to the financial data in the balance sheets of the company as it appears in our financial statements.

2) This column reflects adjustments to the balance sheets of the company as of December 31, 2009, as if the sale of the WLAN business to Lantiq had occurred on December 31, 2009.

3) This column reflects the balance sheets of the Company as of December 31, 2009, as if the sale of the WLAN business to Lantiq had occurred on December 31, 2009. As such on December 31, 2009 substantially all of the assets and liabilities relating to the WLAN business with the exception of specific assets and liabilities as defined in the Purchase Agreement were transferred to Lantiq.

4) The audited financial data in the statement of operations is identical to the results of operation as it appears in the financial statements of the company.

5) This column reflects adjustments of our results of operation for the current year as if the sale of the WLAN business to Lantiq had occurred on January 1, 2009.

6) This column reflects the results of operations of the Company for the year ending December 31, 2009 as if the sale of the WLAN business to Lantiq had occurred on January 1, 2009. As such in 2009 there would have been no revenues and associated cost of revenues derived from the sale of WLAN chipsets, nor selling, marketing expenses and research and development expenses relating to the WLAN business.

7) The proceeds from the sale were used to retire our debt owed to institutional investor in the amount of $3,750. The remainder of the debt owed is scheduled to be paid in three installments throughout the years 2010 and the beginning of 2011.